October 20, 2010

Anne Nguyen Parker Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Responses to the Securities and Exchange Commission
Staff Comments dated August 11, 2010, regarding
Energizer Resources Inc.
Registration Statement on Form S-1
Filed July 19, 2010
File No. 333-168194

Dear Ms. Parker:

This letter responds to the staff’s comments set forth in the August 11, 2010 letter regarding the above-referenced registration statement.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Prospectus Cover Page

Staff Comment No. 1.

We note that you are registering for resale 6,499,998 shares that “may be issued to the selling shareholders” as a penalty if this registration statement is not declared effective by various dates beginning in December 2010.  It does not appear that you are eligible to register these shares for resale at this time, as they are not currently issued and outstanding.  Please remove these shares from the registration statement.  Please also revise the registration statement and legal opinion to reflect the removal of these shares.

Energizer Resources Inc.’s Response:

Your comment is noted and we have amended the registration statement and revised the legal opinion to reflect the removal of the 6,499,998 shares that may be issued to selling shareholders as a penalty if the registration statement is not declared effective by various dates beginning in December 2010.

October 20, 2010

Exhibit 5.1

Staff Comment No. 2.

We note that opinion counsel, Jill Alrene Robbins, has a Florida address.  Please tell us how Ms. Robbins is qualified to opine upon Minnesota law, including whether Ms. Robbins is licensed to practice law in Minnesota.  In the alternative, please provide an opinion from counsel who is qualified to opine upon Minnesota law.

Energizer Resources Inc.’s Response:

Your comment is noted and we have provided an opinion from our special U.S. counsel, Dorsey & Whitney LLP, in respect of the shares registered for resale under the registration statement.

* * * * *

Thank you for your review of the filing.  If you should have any questions regarding the registration statement or our response letter, please do not hesitate to contact me at (416) 364-4911, or Kimberley Anderson of Dorsey & Whitney LLP, at (206) 903-8803.

Sincerely,

Energizer Resources Inc.

/s/ Kirk McKinnon

Kirk McKinnon

Chairman & CEO

cc:

Kimberley Anderson, Dorsey & Whitney LLP